Exhibit 99.1

K Wave Media (“KWM”) Announces Premiere Lineup for the remaining months of 2025, Accelerating Global Monetization Across Content, IP, Distribution, and Fandom Ecosystems

On August 14th, 11 am EST, Nasdaq’s Tower in Times Square will play K Wave Media’s listing-related greetings and congratulatory comments from Korea’s most prominent and internationally recognized figures in the media and the entertainment industry, including director Bong Joon Ho, Park Chan Wook, and actor Lee Byung Hun.

New York, NY/ Seoul, Korea – August 13, 2025

Nasdaq-listed K Wave Media (KWM) has announced its 2025 second-half premiere lineup, showcasing both its achievements in core content production and its strategy to expand a global revenue model centered on intellectual property (IP).

In the first half of this year, the company achieved significant milestones with Trigger, which ranked No. 1 in Netflix’s global opening rankings; Mary Kills People, which reached No. 1 in domestic TV buzz rankings immediately after airing on MBC; and AEMA, set for worldwide release in 190 countries on August 18. The upcoming second half will see the release of large- scale projects across various genres and platforms, including If We Were, Project Shin Sajang, and The Season of You and Me. Notably, KWM has invested as a major backer in No Choice, a film directed by Park Chan-wook and starring Lee Byung-hun, which is slated for release in September, drawing attention from global movie fans and investors alike.

KWM is focusing on diversifying revenue streams by expanding IP-based businesses beyond the traditional advertising and broadcasting revenue structure of the drama industry. Leveraging the worlds and characters of each work, the company is building a long-term cash flow model through merchandise (MD), NFTs, fan token issuance, and localized products for overseas markets.

On the distribution side, KWM plans to utilize its global shareholder network and platform partnerships to execute the entire production-to-distribution-to-monetization process on a global scale. This approach aims to go beyond simple licensing exports, maximizing revenue across multiple channels including OTT, theaters, streaming platforms, and merchandise sales.

The company is also devleoping fusion long-form content combining K-POP, K-Drama, and K- Movie. These works will integrate music organically into the narrative, be distributed globally via Netflix, and generate secondary revenue through OST streaming, album sales, concerts, and fan merchandise. This strategy expands the fandom business ecosystem from mere viewing to active fan ownership, participation, and consumption.

In particular, on August 14, a congratulatory advertisement marking K Wave Media’s listing will be broadcast on the Nasdaq Tower in New York’s Times Square. The event will feature video messages from world-renowned Korean filmmakers Bong Joon-ho and Park Chan-wook, as well as actor Lee Byung-hun, highlighting KWM’s brand vision and global ambitions to investors and fans worldwide.

A KWM representative commented, “Our second-half lineup is designed to target both global audiences and fandoms across genres, platforms, and markets. We aim to organically integrate content, IP, distribution, and fandom, creating a next-generation global media-tech financial platform where a single work generates multi-layered revenue streams.”

About K-Wave Media (NASDAQ: KWM)

K Wave Media is a global content, entertainment, and Bitcoin treasury conglomerate listed on the Nasdaq. Formed through the integration of top-tier content investors, production studios, and merchandising firms, KWM spans the full value chain of IP development, media production, distribution, and monetization.

With a strong focus on creator empowerment and blockchain integration, KWM delivers unique customer experiences to a global audience. The company is redefining the intersection of entertainment, technology, and finance by building an ecosystem that supports decentralized ownership, real-time creator monetization, and crypto-native engagement.

K Wave Media is pioneering a Bitcoin-backed corporate treasury model while leveraging the global influence of Korean entertainment. Through strategic capital allocation into Bitcoin, original content, and consumer brands, KWM is redefining what a culturally driven, investor- aligned public company can be.

Forward-Looking Statements:

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. The Company's actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties, including market conditions, regulatory developments, and the Company's ability to successfully integrate the acquired business. The reports filed by the Company with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company's business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Media Contact:

Evan Sneider: esneider@redroosterpr.com

Investor Relations: IR@kwavemedia.com